Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Morgan Stanley Private Markets and Alternatives Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$29,788,211.22	$138.10	$4,113.75
Fees Previously Paid	—		—
Total Transaction Valuation	$29,788,211.22
Total Fees Due for Filing			$4,113.75
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$4,113.75